UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

001-37895

001-37896

Shire Acquisitions Investments Ireland Designated Activity Company

(as issuer)

Shire plc

(as guarantor)

New York Stock Exchange

(Exact name of Issuer as specified in its charter; and name of Exchange where security is listed and/or registered)

Block 2, Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2, Republic of Ireland

+353 1 609 6000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

1.900% Senior Notes due 2019; 2.400% Senior Notes due 2021; 2.875% Senior Notes due 2023; 3.200% Senior Notes

due 2026 of Shire Acquisitions Investments Ireland Designated Activity Company

Guarantees of 1.900% Senior Notes due 2019; 2.400% Senior Notes due 2021; 2.875% Senior Notes due 2023;

3.200% Senior Notes due 2026 of Shire plc

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Shire Acquisitions Investments Ireland Designated Activity Company and Shire plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Shire Acquisitions Investments Ireland Designated Activity Company

Date: January 22, 2019	By:	/s/ Fiona Foley
	Name:	Fiona Foley
	Title:	Director

Shire plc

Date: January 22, 2019	By:	/s/ Amitabh Singh
	Name:	Amitabh Singh
	Title:	Director